UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of January 25, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press release

Contact	Thomas Knutzen	Tor Steinum	Hydro Aluminium Extrusion
Telephone	(+47) 22 53 91 15	(+47) 22 53 27 31	Route de Chavannes 31
Cellular	(+47) 90 61 23 59	(+47) 95 08 39 33	CH-1007 LAUSANNE Switzerland
E-mail	thomas.knutzen@ hydro.com	tor.steinum@ hydro.com	Phone: (+41) 21 621 83 83 Fax: (+41) 21 621 83 43 www.hydro.com

Lausanne, 25 January 2002:

Hydro Aluminium has reached a final agreement to acquire Technal group, a major European player within aluminium building systems, head quartered in Toulouse, France. This finalizes the deal announced on October 30th 2001.

In 2001 the Technal group had a turnover of EURO 275 million, approximately 10 per cent up from 2000. Hydro paid approximately EURO 73 million for the equity of the Technal group and assumed at the same time the EURO 38,3 million debt of Technal.

The Technal group designs, manufactures and markets a broad range of building systems which are used in the fabrication of a variety of products such as doors, windows, facades and conservatories. The Technal group has presence throughout Western Europe including France, Spain, Portugal and the UK as well as export and licensees in a number of countries.

With this acquisition Hydro Building Systems will be the world leader in building systems based on aluminium extrusions, with over 3200 employees and operations in more than 20 countries.

Hydro Building Systems is part of Hydro Aluminium Extrusion, one of the seven business sectors of Hydro Aluminium.

Norsk Hydro ASA, the Norwegian Oil and Energy, Light Metals and Agri group, earlier in January announced an agreement to buy all shares of VAW aluminium AG, the German aluminium company. The acquisition, subject to clearance by the European Union competition authorities, will make Hydro Aluminium one of the world's top-tier light metal companies, with a leading position in Europe.Total sales in Hydro Aluminium activities after the acquisition will be approximately 10 billion Euro, (NOK 80 billion), and the merged company will employ more than 30,000 persons.

"With the acquisition of the Technal group we will not only be by far the biggest player within aluminium building systems in France and a leading one in the rest of Europe, but also have a strong position for further growth, especially outside Europe," says Jan Fredrik Meling, Executive Vice President of Hydro Aluminium Extrusion and head of Hydro Building Systems, "the Technal brand with its excellent reputation ideally complements our WICONA and DOMAL brand range as well as our geographical spread. It is our intention to stick to our decentralised business concept and run the Technal brand in parallel to our existing Wicona and Domal ones."

Patrick A. Tanguy, Chief Executive Officer of the Technal group, stated," We are pleased to become a part of Hydro Building Systems. We believe that combining the strengths of both companies will accelerate the development of global presence of Hydro Building Systems."

For further information:
www.hydro.com
www.aluminium-extrusion.hydro.com.
www.technal.fr

Contact person at Hydro Aluminium Extrusion headquarters in Lausanne, Switzerland:

Vagn Grønbjerg, Director Market Communications
Tel.: +41-21-621 8335
Fax: +41-21-621 8343
E-mail: vagn.groenbjerg@hydro.com

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2000 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

Dated: January 25, 2002

/s/ Idar Eikrem
Idar Eikrem
Senior Vice President
Corporate Accounting and Consolidation

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